PRESS RELEASE

Third Quarter 2007 Financial Results

(All dollar amounts in Canadian dollars)

November 13, 2007, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce its financial results for the period ended September 30, 2007. (To review the complete interim unaudited financial statements, or Management Discussion and Analysis, please see the Company’s SEDAR filings at www.sedar.com or the Company’s website at www.newgoldinc.com).

The Company incurred a loss of $16.4 million or $0.45 per share in the third quarter compared with a loss of $750,000 or $0.03 per share in the third quarter of 2006. On a year-to-date basis, the Company incurred a loss of $18.9 million or $0.66 per share as compared to $2.1 million in the comparative period in 2006. Of the $16.4 million loss in the third quarter, $17.2 million was attributable to an impairment charge in respect of the Company’s holdings in non-bank sponsored Asset Backed Commercial Paper (“ABCP”) and approximately $11.4 million was attributable to accretion and interest costs in respect of the debt financings completed in June and July, 2007. These losses were offset as the Company recorded a future income tax gain totaling $10.6 million during the third quarter of 2007 as a consequence of having received the mine permit on October 31, 2007.

During the third quarter of 2007, the Company invested approximately $5.9 million on its mineral properties as compared to $4.5 million in the comparative quarter in 2006.  During the current quarter the Company spent $4.3 million on underground development, principally related to the underground development from the existing decline, $1.1 million on surface exploration programs in and around the current resource and $0.4 million at the Company’s Magnum/Ajax properties.  This compares to spending in the 2006 comparative quarter of $1.3 million on underground exploration and support, $2.2 million on the feasibility study and $1.0 million on surface exploration at Afton and Ajax.

As previously announced on November 1, the Company received the mine permit under the Mines Act (B.C.) which approves the construction, operation and reclamation of the New Afton Mine. The Company also announced the completion of the surface rights acquisition for the New Afton project from Teck Cominco Ltd., on October 25th.

The Company presently has approximately $218 million in cash and cash equivalents plus its short-term investments in ABCP of $153 million (this amount reflecting the adjustment resulting from the impairment charge) which are subject to the Montreal Accord restructuring. The Company has 37 million shares outstanding.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.